TRUIST HH

August 3, 2023

U.S. Securities & Exchange Commission
100 F Street, NE
Washington DC 20549-3561

Re: Addition of Principal-Form SBSE-A

To whom it may concern:

The Truist Security-Based Swap Dealer has onboarded a new Principal:

Fadie (Freddy) Itayem, NFA ID 0544354

Mr. Itayem assumed his role as Principal on July 21, 2023.

Thank you,
Stephen DeRubertis
Vice President, Senior Compliance Officer
227 W. Monroe Street, Chicago, IL 60606